To announce the Company's September 2013 revenues Date of events: 2013/10/09 Contents:

1.	Date of occurrence of the event: 2013/10/09

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced a 7.8% year-over-year increase in unaudited consolidated revenue to NT$18.98 billion for September 2013. Operating income increased by 14.7% to NT$4.34 billion. Income before income tax increased by 15.8% to NT$4.51 billion. Net income attributable to owners of the parent increased by 17.4% to NT$3.70 billion, and EPS was NT$0.48. Although mobile voice revenue decreased by 8.9% attributed to market competition and tariff reduction beginning April 2013, mobile communications business revenue increased 14.8% year-over-year, mainly due to the growth of mobile value-added service revenue of 38.6% because of mobile internet subscriber increase, and the hot selling of smartphones and tablets which increased handset sales by 57.1%. Broadband access revenue decreased slightly by 1.0% mainly due to the NCC tariff reduction beginning April. HiNet ISP service revenue increased by 0.4% year over year due to the customer increase and speed upgrade. MOD revenue increased 7.2% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, owing to the mobile and VOIP substitution, local service revenue and domestic long distance service revenue decreased by 8.3% and 11.9%, respectively. Additionally, the ICT project revenue was higher year over year. Operating costs and expenses increased 5.9% year-over-year, mainly due to the increase in costs of goods sold owing to the hot selling of smartphones and tablets, and the higher ICT project construction costs.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.